Purchase and Sale Agreement

William S. Okita (the "Seller") is hereby selling, transferring, conveying, assigning and delivering to Advanced Orbital Services, AG (the "Buyer") all right, title and interest in and to 20,939,500 shares of common stock, $ .001 par value, of Guaranteed Tune Up, Inc. (GTU) (the "Company"), representing 52.8% of the Company's 39,642,266 total issued and outstanding shares of capital stock for the purchase price of Seventy Five Thousand ($75,000.00) Dollars.

The Purchase Price shall be payable as follows: (i) Upon execution of this agreement the Buyer shall pay the Seller Nine Thousand ($9,000.00) Dollars; (ii) At the closing, on or before January 30, 2001 (the "Closing"), the Buyer shall pay the balance of Sixty Six Thousand ($66,000.00) Dollars. The Purchase Price can be pro-rated by the Buyer. At the Closing the Seller shall deliver ____ certificates, evidencing 20,939,500 shares of the Company's common stock, $____ par value, registered in the names of the individuals as directed by the Buyer.

The Seller hereby represents and warrants to the Buyer that on and as of the date of Closing: (i) There are no options or warrants issued or authorized; (ii) The Company is a public corporation duly organized, validly existing, in good standing and with five market makers; (iii) The Company has no obligation to the five GTU stores in operation; (iv) No actions, suits, claims, written notices, investigations or legal or administrative or arbitration proceedings have been instituted against the Company; (v) All outstanding shares of Company Common Stock are validly issued and outstanding, fully paid and non-assessable and not subject to preemptive rights and there are no voting trusts, voting agreements, Company Equity Rights, proxies, first refusal rights, first offer rights, co-sale rights, options, transfer restrictions or other agreements, instruments or understandings (whether written or oral, formal or informal) with respect to the voting, transfer or disposition of the Company's common stock to which the Company is a party or by which it is bound; and (vi) The execution, delivery and performance by the Seller of this Agreement and the consummation of the transaction contemplated herein is a valid, binding and enforceable against the Company in accordance with their respective terms.

William S. Okita hereby indemnifies and holds the Buyer, and his respective shareholders, harmless against all claims, demands, suits, judgments, losses, liabilities, (including settlements entered into in good faith with the Company's consent, not to be unreasonably withheld), and expenses of any nature (including reasonable attorney's fees and disbursements) arising out activities and/or events that took place prior to this transaction. The representations and warranties of Mr. Okita hereunder shall survive the closing of this transaction.

Seller:

William S. Okita

Dec 19, 2000

Buyer:

Advanced Orbital Services, AG